UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For March 2, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                    PRECISION DRILLING CORPORATION



                                    Per:  /s/ Jan M. Campbell
                                          -------------------------------------
                                          Jan M. Campbell
                                          Corporate Secretary



Date:    March 2, 2004

                                  NEWS RELEASE

CALGARY, ALBERTA, CANADA - March 2, 2004

                      POLAR COMPLETIONS - BUSINESS AS USUAL

Precision Drilling Corporation ("Precision") today announced a clarification to a prior Precision press release dated February 12, 2004 and an article in The Calgary Herald dated February 13, 2004, which indicated that the Polar Completions' ("Polar") business is up for sale and has been classified as a "DISCONTINUED OPERATION". Current accounting rules require that once a decision has been reached to attempt to sell a business unit, that the company is required to classify the business unit as a discontinued operation.

As Precision has made a decision to attempt to sell Polar, Precision is required to state, for accounting purposes, that this division is a discontinued operation.

Precision wants to stress that Polar is a profitable, viable operating business and Precision has no intention of shutting down Polar.

Unless Precision can find a buyer who is willing to purchase Polar at an appropriate price, Precision will not sell Polar.

Precision has decided to market Polar due to the fact that completions is not a core business to Precision's current growth initiatives.

Polar is a full service provider of downhole completion tools and liner hanger systems that has its own integrated engineering, manufacturing and technical service components. Polar's revenues for 2003 were approximately $26 million.

It is Precision's present intention that Polar will continue to grow in line with its 2004 business plan and Precision wants to stress that it is business as usual for Polar.

Precision Drilling Corporation (TSX: PD and PD.U; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500; FAX (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM